Reverse Stock Splits

Effective April 21, 2003, the Basic Materials Fund, Consumer Products Fund, Energy Services Fund, Leisure Fund, Telecommunications Fund, Transportation
 Fund, and Utilities Fund, Investor Class shares, Advisor Class shares, and C Class shares, as well as, Large-Cap Japan Fund, H Class shares and C Class shares underwent a 1-for-3 reverse split. The effect of this transaction was to divide the number of outstanding shares in each Fund by three, while multiplying the net asset value per share by three.

There was no change in the aggregate market value of the outstanding shares as a result of this transaction.